SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of August, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a press release published by Banco de Chile on August 8, 2005, regarding its results for the Second Quarter ended June 30, 2005.

2005 Second Quarter Results

Santiago, Chile, August 08, 2005 Banco de Chile (NYSE: BCH), a Chilean full service financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced results for the second quarter ended June 30, 2005.	FINANCIAL HIGHLIGHTS

  Net income for 2Q05 reached Ch$ 52,258 million, above the previous record of Ch$45,687 million for 2Q04.

  The Bank again obtained a strong ROAE of 35.3% during 2Q05 which almost double the system’s average of 18.1%, while its 2.20% unconsolidated ROAA also exceeded the 1.32% recorded by the system.

  The Bank’s unconsolidated loan portfolio, net of interbank loans, increased by 4.0% during 2Q05, exceeding the 1.8% growth posted by the financial system.

Selected Financial Data	2Q04	1Q05	2Q05	% Change
				2Q05/2Q04

Income Statement (Millions, Chilean pesos)
Net Financial Income	94,351	79,078	97,571	3.4%
Income from Services	29,512	31,029	33,751	14.4%
Gains on Sales of Financial Instruments	1,110	1,309	4,674	321.1%
Operating Revenues	124,973	111,416	135,996	8.8%
Provisions for Loan Losses	(19,151)	(13,742)	(10,903)	(43.1)%
Operating Expenses	(57,037)	(62,126)	(68,804)	20.6%
Net Income	45,687	41,574	52,258	14.4%

Earnings per Share (Chilean pesos)
Net income per Share	0.69	0.63	0.79	14.5%
Book value per Share	9.27	8.57	9.33	0.6%

Balance Sheet (Millions, Chilean pesos)
Loan Portfolio	6,723,115	7,212,959	7,498,366	11.5%
Total Assets	9,824,801	10,168,523	10,544,864	7.3%
Shareholders ' Equity	615,551	568,892	619,600	0.7%

Profitability
ROAA	1.84%	1.69%	2.00%
ROAE	29.5%	24.4%	35.3%
Net Financial Margin	4.3%	3.6%	4.2%
Efficiency ratio	45.6%	55.8%	50.6%
Asset Quality
Past Due Loans / Total Loans	1.47%	1.23%	1.09%
Allowances / Total Loans	2.46%	2.10%	1.86%
Allowances / Past Due Loans	167.2%	170.6%	169.6%
Capital Adequacy
Total Capital / Risk Adjusted Assets	12.1%	11.9%	11.3%

2005 Second Quarter Results

Second Quarter 2005 Highlights

The Bank

  Strong second quarter results. Banco de Chile posted a record quarter net income during 2Q05 reaching a ROAE of 35.3%. This figure largely exceeds the system’s average of 18.1% and confirms the Bank’s position as the leader in the Chilean financial system in terms of profitability.

  Market share increase. As of June 30, 2005, the Bank’s loan portfolio, net of interbank loans, totaled Ch$7,490,823 million, reflecting an annual and quarterly growth of 12.3% and 3.9%, respectively. The Bank reached a market share of 18.1% as of June 30, 2005, an increase of approximately 40 basis points from the 17.7% posted as of March 31, 2005.

  Banco de Chile successfully completed the offering of 2.5% of its shares in the local market. As a conclusion of the share repurchase program, the Bank completed the offering of 2.5% of its previously bought shares, (equivalent to 1.7 billion shares) worth US$104.7 million at a price of Ch$34.5 per share, at the Santiago Stock Exchange on August 2, 2005. The shares were sold to more than 3,000 investors. Retail investors bought 73.5% of the package while institutional investors purchased the remaining 26.5%. The process was highly successful within the framework of a deep, transparent and competitive market. Investors’ confidence was reflected by the considerable demand at a price of Ch$34.5 per share which resulted in purchase orders in excess of US$1.9 billion. In addition, it is important to note that this offering was the first of its kind to consider a segmentation of purchase orders by amount and type of investors. The proceeds will be used as working capital to finance the Bank’s expected growth in the retail and small business segments.

  Banco de Chile’s recognition and awards. Once again, the Bank was recognized for its outstanding performance on different tenets. This time, brand leadership, commitment to social responsibility, contribution to human resources development and the strengths shown in a growing industry such as leasing, were the evaluated aspects. As a result, Global Finance again named Banco de Chile as the “Best Bank in Chile” within their annual survey of “Best Emerging Market Banks”. The Bank also entered the “Marketing Hall of Fame” as the winner of the 2005 Great Brand in the Classic Category, initiative undertaken by the New York American Marketing Association. The Alta Group, specialized in equipment leasing and finance, has placed Banco de Chile’s leasing business among the five largest and most prominent equipment leasing companies in Latin America. In addition, Banchile Stock Brokerage subsidiary was distinguished by the Chilean Construction Chamber for its contribution to Human Resources Development, within a group of 1,200 companies, for its commitment to its employees.

  Banco de Chile increased the variety of investment alternatives. In order to continue expanding its product offering during favorable economic conditions, Banchile Administrator of Funds recently launched a real estate investment fund called “Fondo de Inversión Banchile Inmobiliario I” that is aimed at clients who want to invest in the real estate sector through access to a diversified portfolio of properties. In addition, the subsidiary also launched “Dollar 30”, a new mutual fund denominated in US dollars which complements existing medium/long-term savings options.

  Neos Plan Achievements. During the first half of 2005, the Bank concluded, as scheduled, the implementation of an Enterprise Resource Planning (ERP) system in its Human Resources modules, initiated the roll-out, in its branches, of the second phase of the Customer Relationship Management (CRM) system, including customer service platforms for the individual banking segment and, implemented the CRM at its call center.

  In the second half of 2005 various new Neos Plan components will be implemented such as the corporate loans unit and credit limits management within the core system, a new master client base, the loans approval tracking unit and the asset selling and post-selling unit which will be implemented within the third CRM stage.

2005 Second Quarter Results

Financial System Highlights

  The system’s loan portfolio, net of interbank loans, as of June 30, 2005 totaled US$69,555 million, increasing by 12.0% on an annual basis. The twelve- month loan growth was mainly driven by commercial, consumer and residential mortgage loans. On a quarter to quarter basis a slowdown on total loans growth was observed from 4.8% in 1Q05 to 1.8% in 2Q05, mainly as a result of lower growth in commercial and foreign trade loans. Past due loans continue to decline and consequently, the past due to total loans ratio dropped to 1.10% in 2Q05 from 1.49% in 2Q04.

  During 2Q05 net income for the financial system remained strong, amounting to Ch$204,715 million.
  This figure was similar to the net income for the previous quarter though it showed an important 26.4% increase relative to 2Q04. The increase was mainly a result of both higher operating revenues and lower provisions for loan losses, which more than offset the raise in operating expenses. As a result, the 2Q05 net income implied a system’s ROAE of 18.1%, up from the 15.2% in 2Q04 or 17.2% in 1Q05.

2005 Second Quarter Results

Banco de Chile 2005 Second-Quarter Consolidated Results

NET INCOME

The Bank’s total net income for 2Q05 reached a record amount of Ch$ 52,258 million, representing an increase of 14.4% compared to Ch$45,687 million reported in 2Q04. This increase was mainly driven by the continued growth in operating revenues, mostly fueled by the expansion of business volumes, and by improved asset quality, which more than offset the expansion in operating expenses.

The Bank’s profitability, as measured by annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE), was 2.00% and 35.3%, respectively, in 2Q05, up from comparable figures of 1.84% and 29.5% registered in 2Q04.

The Bank’s subsidiaries contributed by 12.0% in both quarters with an overall result of Ch$6,296 million in 2Q05 compared to Ch$5,484 million in 2Q04. The 14.8% increase in the subsidiaries’ net income during the current quarter was principally driven by the Stock Brokerage’s outstanding results accounting for larger operating income due to higher trading volumes and higher gains from investment securities. To a lesser extent, higher income coming from Socofin, the collections subsidiary, also contributed to higher overall results in 2Q05.

Bank , Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	2Q04	1Q05	2Q05	% Change
				2Q05 / 2Q04

Bank	39,802	34,308	46,789	17.6%
Foreign Branches	401	433	(827)	-
Stock Brokerage	2,005	3,545	3,404	69.8%
Gral Adm. of Funds	2,185	1,786	2,114	(3.2)%
Insurance Brokerage	208	216	94	(54.8)%
Financial Advisory	450	209	9	(98.0)%
Factoring	507	1,200	296	(41.6)%
Securitization	27	(11)	23	(14.8)%
Promarket	16	24	16	0.0%
Socofin	86	(157)	291	238.4%
Trade Services	-	21	49	-

Total Net Income	45,687	41,574	52,258	14.4%

The Financial Advisory, the Insurance Brokerage and the Factoring subsidiaries posted weaker results during 2Q05 compared to the same period last year. The lower results of the Factoring company in 2Q05 compared to 2Q04 were mainly explained by the negative impact of an increase in the inflation rate as most of its assets, denominated in nominal Chilean pesos, were financed by interest bearing liabilities denominated in UF. On the contrary, the negative inflation rate for 1Q05 implied significant earnings during the period. The slight decrease in net income accounted by the General Administrator of Funds and by the Insurance Brokerage subsidiaries during 2Q05 relative to 2Q04, principally reflected a change in the service agreement for the usage of distribution channels between the Bank and these companies, which implied higher revenue for the Bank and higher fee expenses for the mentioned subsidiaries (without impacting at the consolidated bottom line). In addition, higher indemnities’ expenses recorded by the Insurance Brokerage Subsidiary during 2Q05, also explained its lower result relative to the previous quarter.

Net income for the 2Q05 increased by 25.7% compared to the previous quarter as a consequence of a 22.1% growth in operating revenues, 20.7% decrease in provisions for loan losses and 13.5% raise in recovery of loans previously charged-off, effects that absorbed the impact of higher operating expenses.

Net income for foreign branches was negative during 2Q05 mainly as a consequence of extraordinary expenses incurred by the New York branch during the quarter in connection with efforts undertaken to comply with the Consent Order agreed with the OCC.

2005 Second Quarter Results

NET FINANCIAL INCOME

Net financial income increased by 3.4% to Ch$97,571 million in 2Q05 up from the Ch$94,351 million posted in 2Q04, as a result of a 4.8% expansion in average interest earning assets which more than offset the slight decline of 5 basis points in net financial margin1.

Net Financial Income

(in millions of Chilean pesos)	2Q04	1Q05	2Q05	% Change
				2Q05 / 2Q04

Interest revenue	167,208	115,989	190,688	14.0%
Interest expense	(66,004)	(31,246)	(93,682)	41.9%
Foreign Exchange
transactions, net	(6,853)	(5,665)	565	-

Net Financial Income	94,351	79,078	97,571	3.4%

Avg. Int. earning assets	8,848,898	8,836,619	9,275,495	4.8%
Net Financial Margin[1]	4.3%	3.6%	4.2%	-

The increase in average interest earning assets was principally driven by the 11.5% annual increase in total loans boosted by strong GDP growth and improved unemployment levels. Loan demand remained strong principally in commercial, consumer, contingent and residential mortgage loans, thus offsetting the decrease in average investments.

The slight decrease in net financial margin from 4.26% in 2Q04 to 4.21% in 2Q05 was principally attributable to a negative repricing effect resulting from the successive increases in the short-term interest rates during the current quarter, as the Bank’s liabilities reprice faster than its assets. During the 2Q05, the short term interest rate was raised by 50 basis points while in 2Q04 this rate was maintained stable. In addition, net financial margin was also impacted by a slight decrease in lending spreads, as a consequence of increased competition.

The negative factors affecting 2Q05 net financial margin were partially offset by a higher inflation rate, measured by the variation of the UF in 1.2% during 2Q04, compared to 1.7% in 2Q05. Thus, during the last quarter, the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by nominal interest bearing liabilities and by non-interest bearing liabilities. To a lesser extent, the better funding mix reflected in the decline of the ratio of interest bearing liabilities to interest earning assets from 71.8% in 2Q04 to 71.5% in 2Q05 also moderated the aforementioned effects.

The 23.4% increase in the 2Q05 net financial income compared to the previous quarter, was mainly explained by both, a 63 basis points increase in the net financial margin as the inflation rate, measured by the variation of the UF, showed a negative figure of (0.7)% in 1Q05, compared to the positive 1.7% in 2Q05, and, by a 5.0% growth in average interest earning assets between both quarters.

NET INCOME FROM SERVICES

Total net income from services exhibited a robust rise of 14.4% in 2Q05 over the same period of 2004, reaching Ch$33,751 million, which in turn represented approximately 25% of the Bank’s consolidated operating revenues. Fee revenue growth was mainly related to the diverse business lines consisting of traditional and non-traditional banking activities as a result of the expansion of our customer base, increases in transaction volumes, and the strengthening of the products usage. In terms of non-traditional banking, stock brokerage-related fee income was up 67% as traded volumes increased by 58% during the last twelve months ending June 2005. Higher income revenue also resulted from the growth of mutual fund and insurance business lines which consequently implied an increase of 24% and 77%, respectively, in fee income. In addition, the continued and sustained growth in the segment of individual banking has permitted the Bank to record higher income from services mainly coming from traditional products such as credit cards, credit lines and ATMs, as the number of valid credit cards and of retail checking accounts increased by 17,450 and 21,714, respectively, and as a consequence of the expansion of 206 ATMs between the 2Q05 and 2Q04. The corporate segment also contributed to increased fees as collection and payment services fee income rose by 21% in the last twelve-month period. Finally, higher

________________________________________

1 Net financial income divided by average interest earning assets.

2005 Second Quarter Results

income from forward contracts and from goods received in lieu of payment jointly with lower cobranding expenses accounted for in this item also enhanced the income from the services line.

The 8.8% increase in income from fees and other services during 2Q05 compared to the previous quarter was principally attributable to higher income from forward contracts and from the mutual fund business. To a lesser extent, lower cobranding expenses and higher fees related to collection services (Socofin), credit cards and insurance brokerage services also contributed to the mentioned increase. Fees coming from the stock brokerage subsidiary remained strong; however, the slight decline registered in 2Q05 relative to the previous quarter was mainly explained by extraordinary income generated in 1Q05 due to one specific deal.

Net Income from Services, by Company

(in millions of Chilean pesos)	2Q04	1Q05	2Q05	% Change
				2Q05 / 2Q04

Bank	17,862	17,777	19,945	11.7%
General Adm. of Funds	4,688	4,911	5,813	24.0%
Financial Advisory	698	300	90	(87.1)%
Insurance Brokerage	920	1,527	1,629	77.1%
Stock Brokerage	1,909	3,548	3,184	66.8%
Factoring	148	185	107	(27.7)%
Socofin	2,304	1,911	2,103	(8.7)%
Securization	75	25	74	(1.3)%
Promarket	3	1	0	(100.0)%
Foreign Branches	905	819	755	(16.6)%
Trade Services	-	25	51	-

Total Net Income from
Services	29,512	31,029	33,751	14.4%

NET GAINS ON SALES OF FINANCIAL INSTRUMENTS

Gains on sales of financial instruments for the second quarter of 2005 increased to Ch$4,674 million from Ch$1,110 million in 2Q04 and Ch$1,309 million in 1Q05 mainly as a consequence of higher earnings obtained from investment securities maintained by the stock brokerage subsidiary and, to a lesser extent, to higher mark to market income obtained by the Bank, as long term interest rates have been decreasing since the end of 2004.

PROVISIONS

Provisions amounted to Ch$10,903 million in 2Q05, down from the Ch$19,151 million in 2Q04 and from the Ch$13,742 million registered in the prior quarter of this year. The decline in provisions mainly reflects the improved asset quality of the overall loan portfolio in a context of better economic conditions. In particular, the decrease in provisions during the 2Q05 was mainly related to the recovery of certain bad loans mainly related to the construction, real state and retail sectors. As a consequence, the Bank’s provisions to average loans declined to 0.58% in 2Q05 from 1.13% in 2Q04, or 0.76% in 1Q05.

Allowances and Provisions

(in millions of Chilean pesos)	2Q04	1Q05	2Q05	% Cha nge
				2Q05 / 2Q04

Allowances
Allowances at the beginning of each period	184,906	155,279	151,614	(18.0)%
Price-level restatement	(2,267)	1,318	(2,706)	19.4%
Charge-off	(36,652)	(18,725)	(20,691)	(43.5)%
Provisions for loan losses established, net	19,151	13,742	10,903	(43.1)%
Allowances at the end of each period	165,138	151,614	139,120	(15.8)%
Provisions

Provisions	(19,151)	(13,742)	(10,903)	(43.1)%

Ratios

Allowances / Total loans	2.46%	2.10%	1.86%
Provisions, net /Avg.Loans	0.64%	0.31%	0.09%
Provisions / Avg. Loans	1.13%	0.76%	0.58%
Charge-offs / Avg. Loans	2.17%	1.04%	1.11%
Recoveries / Avg. Loans	0.49%	0.45%	0.49%

2005 Second Quarter Results

OTHER INCOME AND EXPENSES

Total Other Income and Expenses increased to Ch$8,008 million in 2Q05 from Ch$6,418 million in 2Q04 or Ch$6,732 million in the previous quarter, mainly as a consequence of higher recoveries of loans previously charged-off and, to a lesser extent, higher non-operating income coming from the sale of assets received in lieu of payments during 2Q05.

OPERATING EXPENSES

Total operating expenses reached Ch$68,804 million during the second quarter of 2005, an increase of 20.6% compared to 2Q04, mainly as a consequence of non-recurring expenses principally related to indemnities payments and advisories recorded in the New York branch during 2Q05.

Higher indemnity expenses responded mainly to the adjustments made by our management to the Bank’s organizational structure in line with the process of the incorporation of a new business model supported by the Neos project. As part of this process, the Bank is reformulating its commercial structure and transforming its full-service branches in business centers, in order to reinforce the service to small and medium size companies in this distribution channel. In addition, during 2Q05 the Bank incurred in higher expenses related to advertising and promotional campaigns, in order to increase its client base and strengthen the usage of its traditional products, as well as in higher performance variable compensations mainly related to the increased business volumes in some subsidiaries.

Concerning the efficiency ratio, it stands at 50.6% in 2Q05 compared to 45.6% in 2Q04 and 55.8% in 1Q05.

Operating Expenses

(in millions of Chilean pesos)	2Q04	1Q05	2Q05	% Change
				2Q05 / 2Q04

Personnel salaries and expenses	(32,707)	(34,687)	(39,678)	21.3%
Administrative and other expenses	(20,319)	(23,410)	(24,767)	21.9%
Depreciation and amortization	(4,011)	(4,029)	(4,359)	8.7%

Total operating expenses	(57,037)	(62,126)	(68,804)	20.6%

Efficiency Ratio*	45.6%	55.8%	50.6%	-

* Operating expenses/Operating revenues

LOSS FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$5,955 million in 2Q05 compared to Ch$4,627 million during 2Q04, mainly as a consequence of higher inflation rate used for adjustment purposes from 1.3% in 2Q04 to 1.8% in 2Q05.

INCOME TAXES

The Bank’s income taxes totaled Ch$6,084 million in 2Q05 compared to Ch$4,889 million in 2Q04, representing effective income tax rates of 10.4% and 9.7%, respectively, lower than Chile’s 17% statutory corporate tax rate as, by law, the Bank is allowed to deduct the dividend payments to SAOS from its taxable income base.

LOAN PORTFOLIO

As of June 30, 2005, the Bank’s loan portfolio, net of interbank loans, totaled Ch$7,490,823 million, a 12.3% twelve-month growth and a 3.9% quarterly expansion (15.6% in annual terms). These figures reflect the Bank’s efforts to strengthen its loan market position, which has resulted in a market share increase to 18.1% in 2Q05 from 17.7% in 1Q05, exceeding the 2Q04 level of 18.0% .

Key drivers of loan portfolio expansion, in terms of volume, continued to be related to commercial loans, residential mortgage loans financed by the Bank’s general borrowings, consumer and contingent loans. However, the evolution of factoring and lease contracts have been also outstanding, growing by 74.7% and 25.6%, respectively, during the last twelve-months. Regarding foreign trade loans, they have also shown a significant

2005 Second Quarter Results

recovery during the last two quarters, despite the appreciation of the Chilean peso against the US dollar which impacted adversely the growth of loans denominated in foreign currency.

In terms of segments, the annual loan growth has been boosted mainly by the individual banking (15.8%) and large corporations (13.3%), influenced by the strong economic growth which has positively impacted the loan demand.

Although the financial system remains highly competitive, the Bank is working on improving service quality and further penetrating its customer base through the launching of new products fastening deeper relationships. Accordingly, during 2Q05 the Bank launched the new CrediChile credit card oriented to the low income individual segment and launched new promotions of product kits, which foster the cross-selling of the Bank’s and subsidiaries-related products.

Loan Portfolio

(in millions of Chilean pesos)	Jun-04	M ar-05	Jun-05	% Change	% Change
				12 - months	2Q05 / 1Q05

Commercial Loans	2,703,661	2,997,874	3,085,035	14.1%	2.9%
Mortgage Loans [1]	1,058,937	765,994	713,446	(32.6)%	(6.9)%
Consumer Loans	654,440	752,570	754,875	15.3%	0.3%
Foreign trade Loans	722,308	633,152	701,164	(2.9)%	10.7%
Contingent Loans	505,589	567,777	632,241	25.1%	11.4%
Others Outstanding Loans [2]	612,027	1,035,048	1,127,182	84.2%	8.9%
Leasing Contracts	314,394	368,905	394,871	25.6%	7.0%
Past-due Loans	98,745	88,867	82,009	(16.9)%	(7.7)%
Total Loans , net	6,670,101	7,210,187	7,490,823	12.3%	3.9%
Interbank Loans	53,014	2,772	7,543	(85.8)%	172.1%

Total Loans	6,723,115	7,212,959	7,498,366	11.5%	4.0%

[1] Mortgage loans financed by mortgage bonds.
[2] Includes mortgage loans financed by the Bank’s general borrowings and factoring contracts.

2005 Second Quarter Results

Past Due Loans

(in millions of Chilean pesos)	Jun-04	M ar-05	Jun-05	% Change	% Change
				12 - months	2Q05 / 1Q05

Commercial loans	81,020	71,201	65,937	(18.6)%	(7.4)%
Consumer loans	3,600	3,520	3,144	(12.7)%	(10.7)%
Residential mortgage loans	14,125	14,146	12,928	(8.5)%	(8.6)%

Total Past Due Loans	98,745	88,867	82,009	(16.9)%	(7.7)%

Past due loans fell by 16.9% and 7.7% in annual and quarterly terms, respectively, amounting to Ch$82,009 million as of June 30, 2005. The improved economic environment coupled with management effort devoted to maintain a healthy loan portfolio has allowed a positive evolution of the past due to loans ratio, which dropped to 1.09% in 2Q05 from 1.47% in 2Q04 and 1.23% in 1Q05. Even though past due loans continued to reflect the Bank’s conservative charge-off policy, its lower level also reflects the Bank’s enhanced collection procedures. In particular, the quarterly decrease in past due loans was mainly explained by the payment of a retail corporate loan denominated in foreign currency and the charge-off of a corporate loan related to the forestry sector. In terms of the coverage ratio, it stands at 170% compared to 167% in 2Q04 and 171% in the previous quarter. It is worth mentioning that both past due and coverage ratios reached by the Bank as of June 2005, in unconsolidated terms, were close to the average system’s figures of 1.1% and 165.2%, respectively.

FUNDING

Total liabilities increased by 3.4% during 2Q05 as a consequence of a 5.1% expansion in non interest bearing liabilities and a 2.5% increase in interest bearing liabilities.

The increase in interest bearing liabilities during 2Q05 relative to the previous quarter was mainly driven by a bond placement of UF5,000,000, as part of an issuance of a 5 year term bond denominated in UF with an annual interest rate of 2.93%, and by a significant increase in borrowings from domestic financial institution, which in turn more than offset the decrease in repurchase agreements. In addition, interest bearing liabilities were also fueled by the growth of time deposits denominated in local currency, partly as a result of the rise in short term interest rates, and of foreign borrowings as a consequence of the syndicated credit agreement signed by the Bank in April 2005 for an amount of US$200 million, in order to finance its foreign trade loans booked in Chile and expand the New York Branch working capital.

On the other hand, mortgage finance bonds decreased by 8.1%, in line with the 6.9% contraction in mortgage loans financed by these liabilities.

Non interest bearing liabilities increased during 2Q05 principally due to the expansion of contingent liabilities (accounted as other liabilities), which responded to the increase in contingent loans and, to a lesser extent, the 7.0% growth in bankers drafts. As current accounts balances are concerned, even though they decreased by 3.7% during the quarter, in terms of average balances, they increased by 1.6% .

2005 Second Quarter Results

Funding

(in millions of Chilean pesos)	Jun-04	M ar-05	Jun-05	% Change	% Change
				12 - months	2Q05 / 1Q05

Non-interest Bearing Liabilities
Current Accounts	1,388,302	1,557,430	1,499,862	8.0%	(3.7)%
Bankers drafts and other deposits	754,861	769,259	823,430	9.1%	7.0%
Other Liabilities	852,742	899,933	1,069,499	25.4%	18.8%
Total	2,995,905	3,226,622	3,392,791	13.2%	5.1%
Interest Bearing Liabilities
Savings & Time Deposits	3,749,137	3,991,181	4,041,010	7.8%	1.2%
Central Bank Borrowings	2,361	86,715	1,587	(32.8)%	(98.2)%
Repurchase agreements	484,272	337,594	298,145	(38.4)%	(11.7)%
Mortgage Finance Bonds	1,001,377	676,480	621,537	(37.9)%	(8.1)%
Subordinated Bonds	274,448	307,301	303,343	10.5%	(1.3)%
Other Bonds	2,823	181,081	270,436	9,479.7%	49.3%
Borrowings from Domestic Financ. Inst.	3,539	109,817	252,884	7,045.6%	130.3%
Foreign Borrowings	652,023	645,438	697,555	7.0%	8.1%
Other Obligations	43,364	37,401	45,975	6.0%	22.9%
Total	6,213,344	6,373,008	6,532,472	5.1%	2.5%

Total Liabilities	9,209,249	9,599,630	9,925,263	7.8%	3.4%

INVESTMENT PORTFOLIO

As of June 2005, the Bank’s investment portfolio totaled Ch$1,418,602 million, a decrease of 16.9% compared to March 2005 mainly explained by short-term Central Bank securities maintained in order to comply with technical reserve requirements2. In terms of composition, in a context of expected increase in interest rates, the Bank continued reducing the duration of its investment portfolio.

At June 30, 2005, the investment portfolio was principally comprised of:

________________________________________
[2]	Technical reserve applies to demand deposits, checking accounts, or obligations payable on sight, other deposits unconditionally payable immediately or within a term of less than 30 days and time deposits payable within 10 days prior to maturity, to the extent their aggregate amount exceeds 2.5 times the amount of a bank’s capital and reserves.

SHAREHOLDERS’ EQUITY

As of June 30, 2005, the Bank’s Shareholder Equity totaled Ch$619,600 million (US$1,070 million), a 0.7% increase compared to 2Q04 mainly due to a 10.0% increase in net income during the last twelve-months. This increase was partially offset by a drop in the adjustment for conversion differences as a consequence of the 9.1% annual decline in the exchange rate.

At the end of June 2005, on a consolidated basis, Total Capital to Risk-Adjusted Assets (BIS ratio) was 11.3%, and Basic Capital to Total Assets was 5.0%, both well above the minimum requirements of 10% and 3%, respectively, applicable to Banco de Chile.

Shareholders' Equity

(in million of Chilean pesos)	Jun-04	M ar-05	Jun-05	% Change
				12 - months

Capital and Reserves	525,660	524,367	524,441	(0.2)%
Accumulated adjustment for translation differences [3]	5,158	2,938	2,035	(60.5)%
Unrealized gain (loss) on permanent financial invest. [4]	128	13	27	(78.9)%
Net Income	84,605	41,574	93,097	10.0%

Total Shareholders ' equity	615,551	568,892	619,600	0.7%

________________________________________
[3]	Represents the effect of the variation in the exchange rate on investments abroad that exceed the restatement of these investments according to the change in the consumer price index.
[4]	Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks and Financial Institutions. These instructions state that such adjustments should be recognized against income, except in the case of the permanent portfolio, when an equity account, “Unrealized gains (losses) on permanent financial investments”, may be directly charged or credited.

2005 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2005 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change

	2Q04	1Q05	2Q05	2Q05	2Q05	2Q05	Jun.04	Dec.04	Jun.05	Jun.05	Jun 05
	MCh$	MCh$	MCh$	MUS$	-2Q04	-1Q05	MCh$	MCh$	MCh$	MUS$	-Jun 04

Interest revenue and expense
Interest revenue	167,208	115,989	190,688	329.4	14.0%	64.4%	284,140	548,806	304,626	526.2	7.2%
Interest expense	(66,004)	(31,246)	(93,682)	(161.8)	41.9%	199.8%	(97,751)	(217,049)	(124,376)	(214.8)	27.2%
Net interest revenue	101,204	84,743	97,006	167.6	(4.1) %	14.5%	186,389	331,757	180,250	311.4	(3.3) %

Income from services, net
Income from fees and other services	39,490	42,801	43,312	74.8	9.7%	1.2%	79,433	168,371	85,356	147.4	7.5%
Other services expenses	(9,978)	(11,772)	(9,561)	(16.5)	(4.2) %	(18.8) %	(19,884)	(40,261)	(21,125)	(36.5)	6.2%
Income from services, net	29,512	31,029	33,751	58.3	14.4%	8.8%	59,549	128,110	64,231	110.9	7.9%

Other operating income, net
Gains on financial instruments, net	1,110	1,309	4,674	8.1	321.1%	257.1%	6,648	(3,183)	5,960	10.3	(10.3) %
Foreign exchange transactions, net	(6,853)	(5,665)	565	1.0	n/a	n/a	(18,240)	17,837	(5,000)	(8.6)	(72.6) %
Total other operating income, net	(5,743)	(4,356)	5,239	9.1	n/a	n/a	(11,592)	14,654	960	1.7	n/a

Operating Revenues	124,973	111,416	135,996	235.0	8.8%	22.1%	234,346	474,521	245,441	424.0	4.7%
Provision for loan losses	(19,151)	(13,742)	(10,903)	(18.8)	(43.1) %	(20.7) %	(34,012)	(74,247)	(24,402)	(42.2)	(28.3) %
Other income and expenses
Recovery of loans previously charged-off	8,350	8,085	9,176	15.9	9.9%	13.5%	14,613	34,073	17,118	29.6	17.1%
Non-operating income	1,138	1,161	2,143	3.6	88.3%	84.6%	2,553	4,870	3,285	5.7	28.7%
Non-operating expenses	(3,300)	(2,717)	(3,534)	(6.2)	7.1%	30.1%	(7,468)	(16,070)	(6,202)	(10.7)	(17.0) %
Participation in earnings of equity investments	230	203	223	0.4	(3.0) %	9.9%	178	440	422	0.7	137.1%
Total other income and expenses	6,418	6,732	8,008	13.7	24.8%	19.0%	9,876	23,313	14,623	25.3	48.1%

Operating expenses
Personnel salaries and expenses	(32,707)	(34,687)	(39,678)	(68.5)	21.3%	14.4%	(64,994)	(137,965)	(73,752)	(127.4)	13.5%
Administrative and other expenses	(20,319)	(23,410)	(24,767)	(42.8)	21.9%	5.8%	(41,124)	(89,257)	(47,763)	(82.5)	16.1%
Depreciation and amortization	(4,011)	(4,029)	(4,359)	(7.5)	8.7%	8.2%	(7,842)	(16,137)	(8,317)	(14.4)	6.1%
Total operating expenses	(57,037)	(62,126)	(68,804)	(118.8)	20.6%	10.7%	(113,960)	(243,359)	(129,832)	(224.3)	13.9%

Loss from price-level restatement	(4,627)	4,000	(5,955)	(10.3)	28.7%	n/a	(1,961)	(7,541)	(2,026)	(3.5)	3.3%
Minority interest in consolidated subsidiaries	0	0	0	0.0	n/a	n/a	(1)	(1)	0	0.0	n/a
Income before income taxes	50,576	46,280	58,342	100.8	15.4%	26.1%	94,288	172,686	103,804	179.3	10.1%
Income taxes	(4,889)	(4,706)	(6,084)	(10.5)	24.4%	29.3%	(9,683)	(18,532)	(10,707)	(18.5)	10.6%

Net income	45,687	41,574	52,258	90.3	14.4%	25.7%	84,605	154,154	93,097	160.8	10.0%

The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of June 30, 2005, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$578.92 for US$1.00 as of June 30, 2005. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2005 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2005 and millions of US dollars (MUS$))

ASSETS	Dec 03	Jun 04	Dec 04	Mar 05	Jun 05	Jun 05		% Change

	MCh$	MCh$	MCh$	MCh$	MCh$	MUS$	Jun 05-Jun 04	Jun 05-Dec 04	Jun 05-Mar 05

Cash and due from banks
Noninterest bearing	666,782	609,762	545,033	657,181	773,588	1,336.3	26.9%	41.9%	17.7%
Interbank bearing	220,256	75,841	354,489	257,928	436,346	753.7	475.3%	23.1%	69.2%
Total cash and due from banks	887,038	685,603	899,522	915,109	1,209,934	2,090.0	76.5%	34.5%	32.2%

Financial investments
Government securities	1,045,860	1,140,675	922,793	1,074,664	812,278	1,403.1	(28.8% )	(12.0% )	(24.4% )
Investments purchase under agreements to resell	30,706	50,318	26,573	25,765	29,606	51.1	(41.2% )	11.4%	14.9%
Investment collateral under agreements to repurchase	432,665	477,039	350,654	319,510	292,110	504.6	(38.8% )	(16.7% )	(8.6% )
Other investments	474,643	385,837	323,326	286,732	284,608	491.6	(26.2% )	(12.0% )	(0.7% )
Total financial investments	1,983,874	2,053,869	1,623,346	1,706,671	1,418,602	2,450.4	(30.9%)	(12.6%)	(16.9%)

Loans, Net
Commercial loans	2,735,260	2,703,661	2,895,961	2,997,874	3,085,035	5,328.9	14.1%	6.5%	2.9%
Consumer loans	609,436	654,440	698,770	752,570	754,875	1,303.9	15.3%	8.0%	0.3%
Mortgage loans	1,167,793	1,058,937	828,081	765,994	713,446	1,232.4	(32.6% )	(13.8% )	(6.9% )
Foreign trade loans	681,484	722,308	605,042	633,152	701,164	1,211.2	(2.9% )	15.9%	10.7%
Interbank loans	13,689	53,014	15,350	2,772	7,543	13.0	(85.8% )	(50.9% )	172.1%
Lease contracts	278,437	314,394	347,292	368,905	394,871	682.1	25.6%	13.7%	7.0%
Other outstanding loans	456,538	612,027	945,564	1,035,048	1,127,182	1,947.0	84.2%	19.2%	8.9%
Past due loans	109,222	98,745	85,532	88,867	82,009	141.7	(16.9% )	(4.1% )	(7.7% )
Contingent loans	424,051	505,589	536,210	567,777	632,241	1,092.1	25.1%	17.9%	11.4%
Total loans	6,475,910	6,723,115	6,957,802	7,212,959	7,498,366	12,952.3	11.5%	7.8%	4.0%
Allow ances	(185,777)	(165,138)	(155,279)	(151,614)	(139,120)	(240.3)	(15.8% )	(10.4% )	(8.2% )
Total loans, net	6,290,133	6,557,977	6,802,523	7,061,345	7,359,246	12,712.0	12.2%	8.2%	4.2%

Other assets
Assets received in lieu of payment	16,178	16,996	16,291	15,980	14,841	25.6	(12.7% )	(8.9% )	(7.1% )
Bank premises and equipment	132,258	132,979	133,997	134,998	136,900	236.5	2.9%	2.2%	1.4%
Investments in other companies	5,483	4,982	5,466	5,528	7,042	12.2	41.3%	28.8%	27.4%
Other	260,997	372,395	264,551	328,892	398,299	688.0	7.0%	50.6%	21.1%
Total other assets	414,916	527,352	420,305	485,398	557,082	962.3	5.6%	32.5%	14.8%

Total assets	9,575,961	9,824,801	9,745,696	10,168,523	10,544,864	18,214.7	7.3%	8.2%	3.7%

2005 Second Quarter Results

BANCO DE CHILE
CONSOLIDAT ED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2005 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 03	Jun 04	Dec 04	Mar 05	Jun 05	Jun 05		% Change

	MCh$	MCh$	MCh$	MCh$	MCh$	MUS$	Jun 05-Jun 04	Jun 05-Dec 04	Jun 05-Mar 05

Deposits
Current accounts	1,271,160	1,388,302	1,438,815	1,557,430	1,499,862	2,590.8	8.0%	4.2%	(3.7% )
Bankers drafts and other deposits	686,838	754,861	704,451	769,259	823,430	1,422.4	9.1%	16.9%	7.0%
Saving accounts and time deposits	3,543,179	3,749,137	3,700,319	3,991,181	4,041,010	6,980.3	7.8%	9.2%	1.2%
Total deposits	5,501,177	5,892,300	5,843,585	6,317,870	6,364,302	10,993.5	8.0%	8.9%	0.7%

Borrowings
Central Bank borrowings	28,864	2,361	110,668	86,715	1,587	2.7	(32.8% )	(98.6% )	(98.2% )
Securities sold under agreements to repurchase	441,784	484,272	352,577	337,594	298,145	515.0	(38.4% )	(15.4% )	(11.7% )
Mortgage finance bonds	1,050,211	1,001,377	796,777	676,480	621,537	1,073.6	(37.9% )	(22.0% )	(8.1% )
Other bonds	3,237	2,823	183,330	181,081	270,436	467.1	9479.7%	47.5%	49.3%
Subordinated bonds	280,757	274,448	268,967	307,301	303,343	524.0	10.5%	12.8%	(1.3% )
Borrowings from domestic financial institutions	51,640	3,539	26,663	109,817	252,884	436.8	7045.6%	848.4%	130.3%
Foreign borrowings	743,277	652,023	601,503	645,438	697,555	1,204.9	7.0%	16.0%	8.1%
Other obligations	61,701	43,364	45,295	37,401	45,975	79.4	6.0%	1.5%	22.9%
Total borrowings	2,661,471	2,464,207	2,385,780	2,381,827	2,491,462	4,303.5	1.1%	4.4%	4.6%

Other liabilities
Contingent liabilities	424,078	506,836	537,494	570,142	632,774	1,093.0	24.8%	17.7%	11.0%
Other	269,031	345,906	297,558	329,791	436,725	754.4	26.3%	46.8%	32.4%
Total other liabilities	693,109	852,742	835,052	899,933	1,069,499	1,847.4	25.4%	28.1%	18.8%

Minority interest in consolidated subsidiaries	5	1	1	1	1	0.0	0.0%	0.0%	0.0%

Shareholders' equity
Capital and Reserv es	585,044	530,946	527,124	527,318	526,503	909.5	(0.8% )	(0.1% )	(0.2% )
Net income for the year	135,155	84,605	154,154	41,574	93,097	160.8	10.0%	(39.6% )	123.9%
Total shareholders' equity	720,199	615,551	681,278	568,892	619,600	1,070.3	0.7%	(9.1%)	8.9%

Total liabilities & shareholders' equity	9,575,961	9,824,801	9,745,696	10,168,523	10,544,864	18,214.7	7.3%	8.2%	3.7%

2005 Second Quarter Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORM ATION

	Quarters			Year ended

	2Q04	1Q05	2Q05	Jun.04	Dec.04	Jun.05

Earnings per Share
Net income per Share (Ch$) (1)	0.69	0.63	0.79	1.27	2.32	1.40
Net income per ADS (Ch$) (1)	412.98	375.79	472.37	764.77	1,393.43	841.52
Net income per ADS (US$) (2)	0.65	0.60	0.82	1.20	2.49	1.45
Book value per Share (Ch$) (1)	9.27	8.57	9.33	9.27	10.26	9.33
Shares outstanding (Millions)	66,378	66,378	66,378	66,378	66,378	66,378

Profitability Ratios (3)(4)
Net Interest Margin	4.57%	3.84%	4.18%	4.32%	3.84%	4.02%
Net Financial Margin	4.26%	3.58%	4.21%	3.89%	4.04%	3.90%
Fees / Avg. Interest Earnings Assets	1.33%	1.40%	1.46%	1.38%	1.48%	1.43%
Other Operating Revenues / Avg. Interest Earnings Assets	-0.26%	-0.20%	0.23%	-0.27%	0.17%	0.02%
Operating Revenues / Avg. Interest Earnings Assets	5.65%	5.04%	5.86%	5.43%	5.49%	5.47%
Return on Average Total Assets	1.84%	1.69%	2.00%	1.74%	1.59%	1.85%
Return on Average Shareholders' Equity	29.48%	24.43%	35.32%	25.40%	23.56%	29.55%

Capital Ratios
Shareholders Equity / Total Assets	6.27%	5.59%	5.88%	6.27%	6.99%	5.88%
Basic capital / total assets	5.36%	5.15%	4.96%	5.36%	5.37%	4.96%
Basic Capital / Risk-Adjusted Assets	8.05%	7.57%	7.26%	8.05%	7.81%	7.26%
Total Capital / Risk-Adjusted Assets	12.10%	11.94%	11.32%	12.10%	11.67%	11.32%

Credit Quality Ratios
Past Due Loans / Total Loans	1.47%	1.23%	1.09%	1.47%	1.23%	1.09%
Allowance for loan losses / past due loans	167.24%	170.61%	169.64%	167.24%	181.54%	169.64%
Allowance for Loans Losses / Total Loans	2.46%	2.10%	1.86%	2.46%	2.23%	1.86%
Provision for Loan Losses / Avg.Loans (4)	1.13%	0.76%	0.58%	1.03%	1.11%	0.67%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	45.64%	55.76%	50.59%	48.63%	51.29%	52.90%
Operating Expenses / Average Total Assets (3)	2.29%	2.52%	2.63%	2.34%	2.51%	2.58%
Loans per employee (million Ch$) (1)	732	769	786	732	743	786

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	8,848,898	8,836,619	9,275,495	8,636,527	8,646,347	8,977,933
Avg. Assets (million Ch$)	9,949,400	9,860,097	10,457,802	9,742,080	9,697,239	10,071,777
Avg. Shareholders Equity (million Ch$)	619,924	680,626	591,743	666,283	654,404	630,167
Avg. Loans	6,766,402	7,210,632	7,456,773	6,624,137	6,696,106	7,269,954
Avg. Interest Bearing Liabilities (million Ch$)	6,357,115	6,074,878	6,628,416	6,222,376	6,148,807	6,297,940

Other Data
Inflation Rate	1.33%	0.22%	1.59%	1.58%	2.43%	1.81%
Exchange rate (Ch$)	636.59	586.45	578.92	636.59	559.83	578.92
Employees	9,187	9,377	9,542	9,187	9,365	9,542

Notes
(1) These figures were expressed in constant Chilean pesos as of June 30, 2005.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.

2005 Second Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 08, 2005

Banco de Chile

By:	/S/ Pablo Granifo
By: Pablo Granifo General Manager